UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated December 22, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP, General Counsel

Dated: December 22, 2010

BluePhoenix Solutions awarded $1 Million IT Modernization
Contract by a US Insurance Group

BluePhoenix to Solve Business Issues Arising from Legacy IDMS Limitations,
 Operational Costs and Resource Availability

Herzliya, Israel – December 22, 2010 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy IT modernization, was awarded an IDMS migration contract by a tier one Insurance Group based in the US, valued at more than $1 million.

The customer selected BluePhoenix to modernize its IDMS based application to an IBM DB2 environment on System z. The main business drivers for the modernization were:

•	Lack of IDMS trained resources made it difficult to maintain functionality and, more importantly, the IDMS platform had become an impediment to new development.

•	The desire to eliminate the high IDMS maintenance cost.

By modernizing the application to IBM DB2 on System z, the customer will be able to deliver new application features to users more quickly and respond to changing business requirements more effectively.

The Customer has always had a responsive, technically advanced team, and their decision to strategically address issues of costly, legacy technologies allows them to maintain this edge. BluePhoenix was chosen after a thorough, comprehensive evaluation of a large number of migration vendors and major system integrators.

“We are pleased to help our customers to reduce their IT costs from IDMS and also have more flexibility in developing and enhancing their application,” said Greg Schottland, General Manager, Legacy Modernization Division of BluePhoenix Solutions. “Their dependence on aging technologies will be eliminated.”

“We are glad the customer and BluePhoenix selected DB2 and IBM System z, the premier platform for modernizing legacy assets and creating an agile, dynamic, and cost effective enterprise architecture while providing the highest possible level of service”, said Gregory Shomstein, Enterprise Modernization Executive of IBM System z.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 13 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, Australia, and Israel. For more information, visit www.bphx.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Nir Peles, CFO
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com